UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported)**: October 15, 2009**

MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246	**26-2569462**
(Commission File Number)	(IRS Employer Identification No.)
725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	(Zip Code)

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐ **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐ **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐ **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Item 1.01	Entry into a Material Definitive Agreement

A. Senior Refinancing Transaction

On October 15, 2009, Morris Publishing Group, LLC ("Morris Publishing") as borrower, entered into an amended and restated credit agreement (the "Amended Credit Agreement") to amend and restate its $136,500,000 senior secured credit agreement dated December 14, 2005 (as subsequently amended, the "Original Credit Agreement"). The amendment immediately followed the acquisition by Tranche Holdings, LLC ("Tranche Holdings"), of all outstanding loans under the Original Credit Agreement. The Amended Credit Agreement converts all existing loans under the Original Credit Agreement into the following three tranches of term loans: $19,700,000 in Tranche A Term Loans, $6,800,000 in Tranche B Term Loans, and $110,000,000 in Tranche C Term Loans. All $6,800,000 of the Tranche B Term Loans and all $110,000,000 of the Tranche C Term Loans were acquired by two of Morris Publishing's affiliates, MPG Revolver Holdings, LLC ("MPG Revolver") and Morris Communications Company, LLC ("Morris Communications").

The parties to the Amended Credit Agreement are Morris Publishing, as borrower, all of its subsidiaries as subsidiary guarantors, Morris Communications, and its wholly owned domestic subsidiaries as affiliate guarantors, Tranche Manager, LLC as the new Administrative Agent, and Tranche Holdings, MPG Revolver, and Morris Communications as lenders. Tranche Manager, LLC, an affiliate of Tranche Holdings, replaced JPMorgan Chase Bank, N.A., as Administrative Agent. The lenders party to the Original Credit Agreement were JPMorgan Chase Bank, N.A., The Bank of New York, SunTrust Bank, Wachovia Bank, N.A., Bank of America, N.A., General Electric Capital Corporation, Allied Irish Banks, P.L.C., RBS Citizens, N.A., Comerica Bank, US Bank, National Association, First Tennessee Bank, National Association, Webster Bank, National Association, Keybank National Association, Sumitomo Mitsui Banking Corporation, and Mizuho Corporate Bank, Ltd.

Under the Amended Credit Agreement, the Tranche A Term Loans bears cash interest at the rate of 15% per annum. The 5% interest rate on the Tranche B Term Loans and the 15% interest rate on the Tranche C Term Loans are required to be paid-in-kind (PIK) as an addition to the principal amount rather than cash. All tranches of loans under the Amended Credit Agreement mature in two years, with two six-month extension options during which extensions the interest rate on the Tranche A Term Loans would increase to 17.5% and 20%, respectively. However, after the consummation of a successful subordinated debt restructuring transaction as described below, the Tranche A Term Loans will mature earlier on the deadline for the required refinancing of the Tranche A Term Loans (150 days after the consummation of the subordinated debt restructuring transaction).

All principal payments on the senior debt will be applied first to the Tranche A Term Loans until paid in full. Quarterly principal payments are required from Morris Publishing's cash flow to reduce the Tranche A Term Loans. All three tranches of senior debt remain senior to the $278,478,000 outstanding principal amount of Morris Publishing's existing 7% Senior Subordinated Notes Due 2013 (the "Existing Notes"); however, MPG Revolver and Morris Communications have deposited all $110,000,000 of Tranche C Term Loans into an escrow account for eventual cancellation upon successful consummation of a proposed restructuring transaction supported by holders of over seventy-five percent of the Existing Notes.

Morris Publishing previously announced that it entered into a binding restructuring term sheet (the "Term Sheet") on September 23, 2009 with an ad hoc committee of holders of over seventy-five percent of the Existing Notes, subject to the final negotiation and execution of the definitive legal documentation and other closing conditions for the transactions contemplated thereby, including the execution of a "Plan Support Agreement" on reasonable and customary terms. The Term Sheet provides, among other things, for the restructuring of the Existing Notes through an out-of-court exchange offer (if holders of at least ninety-nine percent of the Existing Notes participate) or a Chapter 11 filing and a plan of reorganization confirmed under the United States Bankruptcy Code, as amended (the "Restructuring"). If the Restructuring is approved, the holders of the Existing Notes would exchange the Existing Notes (including accrued interest) for $100,000,000 in principal amount of new notes (the "New Notes") immediately upon the effective date (the "Effective Date") of either (i) an out-of-court exchange offer, or (ii) a confirmed plan of reorganization. The New Notes will mature four and one half years from the Effective Date. The indenture for the New Notes will require that Morris Publishing continue to file annual, quarterly and current reports with the Securities and Exchange Commission.

The execution of the Amended Credit Agreement is part of the "Senior Refinancing Transaction" contemplated by the Term Sheet, which was a condition precedent to the Restructuring. The members of the ad hoc committee provided approvals for the consummation of the Senior Refinancing Transaction under the indenture dated as of August 7, 2003 (as subsequently amended, the "Indenture") for the Existing Notes between the issuers, the subsidiary guarantors and Wilmington Trust, FSB (as successor trustee), as Indenture Trustee, the Term Sheet and the Forbearance Agreement (as discussed below).

Upon the exchange of the Existing Notes, the Morris Publishing affiliates have agreed to cancel the Tranche C Term Loans in repayment of approximately $25,000,000 of intercompany indebtedness to Morris Publishing and as a contribution to capital of approximately $85,000,000.

The loans under the Amended Credit Agreement continue to be guaranteed by all subsidiaries of Morris Publishing, as well as Morris Communications and all of its wholly-owned, domestic subsidiaries, and secured by substantially all of the assets of such guarantors and Morris Publishing. In the case of the security interests granted by Morris Communications and its subsidiaries, the lenders are generally not permitted to exercise collateral foreclosure remedies prior to May 15, 2010 so long as all interest on the Tranche A Term Loans has been paid and certain bankruptcy events have not occurred.

In connection with the Senior Refinancing Transaction, the equity of MCC Outdoor, LLC (a former subsidiary of Morris Communications engaged in the outdoor advertising business) was transferred to FMO Holdings, LLC, and MCC Outdoor, LLC was released from its guaranty, and its equity and assets no longer serve as security for the obligations under the Amended Credit Agreement. An affiliate of Tranche Holdings (Magic Media, Inc.) is the controlling member of FMO Holdings, LLC, and a subsidiary of Morris Communications has a significant equity interest in FMO Holdings, LLC. Other than the relationships relating to FMO Holdings, LLC and with respect to the Amended Credit Agreement, Morris Publishing and its affiliates have no material relationship with Tranche Holdings.

The Amended Credit Agreement contains various representations, warranties and covenants generally consistent with the Original Credit Agreement, but with certain additional limitations applicable prior to the repayment in full of the Tranche A Term Loans. Financial covenants in the Amended Credit Agreement require Morris Publishing to meet certain financial tests on an on-going basis, including minimum interest coverage ratio, minimum fixed charge coverage ratio, and maximum cash flow ratios, based upon the combined consolidated financial results of Morris Publishing and Morris Communications. However, until May 15, 2010, the financial covenants will be calculated as if the Restructuring had been completed. An event of default will occur under the Amended Credit Agreement if the Restructuring has not been completed by May 15, 2010. Other new events of default include the Tranche A Term Loans lender's determination that there has been a diminution of value in the collateral, or that Morris Publishing is not making adequate progress to consummate the Restructuring.

Unless refinanced prior to the Restructuring, the Tranche B Term Loans remaining after the Restructuring will rank pari passu with the New Notes and shall cease to be secured by the liens securing the Amended Credit Agreement, and shall share in the same collateral securing the New Notes on a second priority basis. On or prior to 150 days from the date of the Restructuring, Morris Publishing must refinance all of the remaining Tranche A and Tranche B Term Loans (currently totaling $26,500,000) with an unaffiliated commercial bank at an annual interest rate no greater than LIBOR plus 970 basis points (assuming the definitive documents relating to Restructuring require such a refinancing as contemplated by the Term Sheet). The refinanced debt, including the refinanced debt attributable to the refinancing of the Tranche B Term Loans, will be senior to the New Notes and will be secured by a first lien in substantially all of Morris Publishing's assets.

In the event of any prepayment of the Tranche A Term Loans prior to the second anniversary of the closing date of October 15, 2009 (the "Closing Date"), a prepayment fee shall become due in the amounts set forth below (the "Prepayment Fee"):

(1) during the first year of the loan, a fee equal to 7.5% of such prepayment amount less the aggregate amount of interest paid in cash on such amount during the period between the Closing Date and the date of such payment, and

(2) during the second year of the loan, a fee equal to (a) the amount of interest which would have accrued in respect of such prepayment amount as if such amount had remained outstanding at all times during the second year of the loan less (b) the aggregate amount of interest paid in cash on such principal prepayment amount during the period between the first anniversary of the Closing Date and the date of such prepayment.

With respect to the Prepayment Fee, the obligation of Morris Publishing is limited to an aggregate amount of not more than $300,000, with any excess Prepayment Fee obligations being liabilities of Morris Communications.

A copy of the Amended Credit Agreement is furnished as Exhibit 10.1 and is incorporated herein by reference.

B. Amendment to Restructuring Term Sheet

On October 15, 2009, Morris Publishing and Morris Publishing Finance Co., as issuers, and all other subsidiaries of Morris Publishing, as subsidiary guarantors entered into an amendment to the Term Sheet with the holders, or investment advisors or managers (the "Holders") of over seventy-five percent of the outstanding $278,478,000 aggregate principal amount of Existing Notes. Under the amendment, the deadline to execute a Plan Support Agreement was extended until 5:00 p.m. EDT on October 23, 2009, and the requirement to commence the solicitation of the exchange offer was extended until 5:00 p.m. EDT on October 30, 2009.

C. Extension of Forbearance

On October 15, 2009, Morris Publishing and Morris Publishing Finance Co., as issuers, and all other subsidiaries of Morris Publishing, as subsidiary guarantors, and the holders, or investment advisors or managers of over eighty percent of the outstanding $278,478,000 aggregate principal amount of Existing Notes, entered into Amendment No. 14 ("Amendment No. 14") to the Forbearance Agreement dated as of February 26, 2009 (the "Forbearance Agreement") with respect to the Indenture. Morris Publishing failed to pay the $9,746,730 interest payment due February 1, 2009 and the $9,746,730 interest payment due August 3, 2009 on the Existing Notes (the "Payment Defaults"). Pursuant to Amendment No. 14, the holders of over eighty percent of outstanding principal amount of the Existing Notes agreed not to take any action during the forbearance period (the "Forbearance Period") as a result of the Payment Defaults to enforce any of the rights and remedies available to the Holders or the Indenture Trustee under the Indenture or the Existing Notes, including any action to accelerate, or join in any request for acceleration of, the Existing Notes. The Holders also agreed to request that the Indenture Trustee not take any such remedial action with respect to the Payment Defaults, including any action to accelerate the Existing Notes during the Forbearance Period.

Under Amendment No. 14, the Forbearance Period generally means the period ending at 5:00 p.m. EDT on December 11, 2009, but could be terminated earlier for various reasons set forth in the Forbearance Agreement including if the lenders under the Amended Credit Agreement accelerate the maturity of the obligations under the Amended Credit Agreement, upon the occurrence of any other default under the Indenture, or if Morris Publishing files for bankruptcy protection or breaches its covenants under the Forbearance Agreement. However, the Forbearance Period would terminate earlier at 5:00 p.m. EDT on October 23, 2009 if Morris Publishing has not entered into a Plan Support Agreement with the ad hoc committee of holders of the Existing Notes, or at 5:00 p.m. EDT on October 30, 2009 if Morris Publishing has not launched the exchange offer solicitation process.

In the Forbearance Agreement, Morris Publishing agreed that it would not enter into any transaction in connection with a refinancing of its senior secured debt if, as a result, any affiliate of Morris Publishing would become a lender or beneficial owner of the senior secured debt. Amendment No. 14 amends this restriction to permit the acquisition of the senior secured debt by Tranche Holdings and the amendment and acquisition of such senior secured debt by Morris Communications and MPG Revolver under the Senior Refinancing Transaction described above.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits:

Exhibit No.	Description
10.1	Amended and Restated Credit Agreement, dated as of October 15, 2009, among Morris Communications Company, LLC, Morris Publishing, Group, LLC, various lenders party thereto and Tranche Manager, LLC, as Administrative Agent, for $136,500,000 of senior secured term loan facilities.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: **October 21, 2009**   **MORRIS PUBLISHING GROUP, LLC**

By: **/s/ Steve K. Stone**

Steve K. Stone
Senior Vice President and Chief Financial Officer